RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

04 JAN -7 PM 7:21

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

31 December 2003

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

04012151

Dear Sirs

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following announcements by the Company for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(i) General Announcement - Retirement of Tan Sri Lim Goh Tong.

(ii) Change in Boardroom - Redesignation of Tan Sri Lim Kok Thay.

(iii) Change in Boardroom - Retirement of Tan Sri Lim Goh Tong.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

dlw 1/16

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **31/12/2003 03:35:25 PM**
Submitted by **RESORTS WORLD** on **31/12/2003 05:08:00 PM**
Reference No **RW-031231-9AEC0**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RETIREMENT OF TAN SRI LIM GOH TONG

* **Contents :-**

The Board of Directors of Resorts World Bhd ("Company") wishes to announce that it has today accepted with regret the request from Tan Sri Lim Goh Tong to retire as a Director and the Chairman of the Company with effect from 31 December 2003 and resolved that the President and Chief Executive, Tan Sri Lim Kok Thay be appointed to assume the role of the Chairman of the Company with effect from 1 January 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Change in Boardroom

Ownership transfer to **RESORTS WORLD** on **31/12/2003 03:35:25 PM**
Submitted by **RESORTS WORLD** on **31/12/2003 05:07:53 PM**
Reference No **RW-031231-9AEBF**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Date of change	:	**01/01/2004**
* Type of change	:	**Redesignation**
* Previous Position	:	**President & Chief Exec. Officer**
* New Position	:	**Others**
* Directorate	:	● **Executive** ○ **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Tan Sri Lim Kok Thay**
* Age	:	**52**
* Nationality	:	**Malaysian**
* Qualifications	:	**Bachelor of Science Degree in Civil Engineering from the University of London.**
* Working experience and occupation	:	**He is also the Chairman, President and Chief Executive of Genting Berhad, the Joint Chief Executive and a Director of Asiatic Development Berhad and the Chairman of Genting International PLC. He is the Chairman, President and Chief Executive Officer of Star Cruises Limited. In addition, he sits on the boards of other Malaysian and foreign companies. He has served in various positions within the Group since 1976. He also sits on the Board of trustees of several charitable organisations in Malaysia.**
* Directorship of public companies (if any)	:	**1. Genting Berhad ("GB")** **2. Asiatic Development Berhad ("ADB")**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**He is a son of Tan Sri Lim Goh Tong.**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**He holds a total of 50,000 ordinary shares in the Company, 14,957,796 ordinary shares (direct and indirect) in GB and 144,000 ordinary shares in ADB; and has a share option to subscribe for 750,000 ordinary shares in the Company, a share option to subscribe for 1,000,000 ordinary shares in GB and a share option to subscribe for 825,000 ordinary shares in ADB.**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**

Remarks :

The new position of Tan Sri Lim Kok Thay in the Company is Chairman, President and Chief Executive.

Form Version 2.0

Change in Boardroom

Ownership transfer to **RESORTS WORLD** on **31/12/2003 03:35:25 PM**
Submitted by **RESORTS WORLD** on **31/12/2003 05:07:30 PM**
Reference No **RW-031231-9AEBE**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

*	Date of change	: **31/12/2003**
*	Type of change	: **Retirement**
*	Designation	: **Chairman**
*	Directorate	: ● **Executive** ○ **Independent & Non Executive** ○ **Non Independent & Non Executive**
*	Name	: **Tan Sri Lim Goh Tong**
*	Age	: **85**
*	Nationality	: **Malaysian**
*	Qualifications	: **-**
*	Working experience and occupation	: **Founder of the Genting Berhad Group. He is a Director of Kien Huat Berhad and the Chairman of Lim Foundation, a charitable foundation established by him and his family in Malaysia.**
*	Directorship of public companies (if any)	: **Kien Huat Berhad**
*	Family relationship with any director and/or major shareholder of the listed issuer	: **The father of Tan Sri Lim Kok Thay.**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **He has a share option to subscribe for 1,000,000 ordinary shares in the Company, a share option to subscribe for 1,500,000 ordinary shares in Genting Berhad and a share option to subscribe for 825,000 ordinary shares in Asiatic Development Berhad.**
*	Compliance with Paragraph 15.02 of the Listing Requirements	: ● **Yes** ○ **No**
	Remarks	: